SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 3
SCHEDULE 13E-3
(Rule 13e-3)
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
First United Ethanol, LLC
(Name of Issuer)
First United Ethanol, LLC
(Name of Person(s) Filing Statement)
LLC Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Judd Vande Voort
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309
(515) 242-2400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
This statement is filed in connection with (check appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$9,094,592.40	$648.44

*
For purposes of calculating the fee only, this amount is based on 20,820 units (the number of common equity units of the Issuer to be converted into Class B or Class C Units in the proposed Reclassification) multiplied by $436.82, the book value per unit of common equity computed as of June 30, 2010.

**	Determined by multiplying $9,094,592.40 by .0000713.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First United Ethanol, LLC, a Georgia limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13E-3 thereunder. We are proposing that our unit holders approve a proposed Third Amended and Restated Operating Agreement that will result in a reclassification of our units into newly authorized Class A, Class B and Class C Units. If the transaction is completed, the units of our unit holders of record who hold 100 or more of our common equity units will be renamed as Class A Units. Our unit holders of record who hold at least 99 units but no more than 21 units will receive one Class B Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold 20 or fewer units will receive one Class C Unit for each common equity unit held by such unit holders immediately prior to the effective time of the reclassification. The effect of the reclassification will be to reduce the record number of unit holders of our common equity units to less than 300, which will allow us to suspend our reporting obligations.
This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the unit holders of our common equity units will be given notice of the special meeting at which they will be asked to approve the proposed Third Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.
The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.
All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
(Reg. M-A 1001)
The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION” and “SPECIAL FACTORS — Overview of the Reclassification Transaction” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
(Reg. M-A 1002)
(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — First United Ethanol, LLC” is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Background of the Reclassification Transaction” is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST UNITED ETHANOL, LLC UNITS AND DISTRIBUTION INFORMATION — Comparative Market Price Data” is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST UNITED ETHANOL, LLC UNITS AND DISTRIBUTION INFORMATION — Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.
(f)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Prior Purchases of Membership Units” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))
(a)	— (b) The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET — First United Ethanol, LLC” is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the caption “IDENTITY AND BACKGROUND OF FILING PERSONS (DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY)” is hereby incorporated by reference.

ITEM 4. Terms of the Transaction.
(Reg. M-A 1004(a) and (c) through (f))
(a)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Overview of the Reclassification Transaction,” SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on FUEL; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of FUEL,” “SPECIAL FACTORS — Material Federal Income Tax Consequences of the Reclassification Transaction,” “THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT — The Reclassification,” “THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT — Description of Proposed Other Changes in the Third Amended and Restated Operating Agreement,” “DESCRIPTION OF UNITS — Rights and Obligations of Class A Units Under the Third Amended and Restated Operating Agreement,” “DESCRIPTION OF UNITS — Rights and Obligations of Class B Units Under the Third Amended and Restated Operating Agreement,” and “DESCRIPTION OF UNITS — Rights and Obligations of Class C Units Under the Third Amended and Restated Operating Agreement” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Overview of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of FUEL,” and “DESCRIPTION OF UNITS” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Appraisal and Dissenters’ Rights” is hereby incorporated herein by reference.
(e)
The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(f)	Not applicable.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))
(a)
The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Certain Relationships and Related Transactions,” is hereby incorporated herein by reference.

(b)	Not applicable.
(c)	Not applicable.
(e)	Not applicable.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1) through (8))
(b)
The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Effects of the Reclassification Transaction on FUEL; Plans or Proposals after the Reclassification Transaction” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on FUEL; Plans or Proposals after the Reclassification Transaction,” and “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of FUEL” is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.
(Reg. M-A 1013)
(a)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “SPECIAL FACTORS — Purpose and Structure of the Reclassification Transaction” is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on FUEL; Plans or Proposals after the Reclassification Transaction,” “SPECIAL FACTORS — Effects of the Reclassification Transaction on Unit Holders of FUEL” and “SPECIAL FACTORS — Material Federal Income Tax Consequences of the Reclassification Transaction” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.
(Reg. M-A 1014)
(a)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(c)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(d)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation,” and “ABOUT THE SPECIAL MEETING” is hereby incorporated herein by reference.

(f)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)
(a)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction,” “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” “OTHER MATTERS — Reports, Opinions, Appraisals and Negotiations” is hereby incorporated herein by reference.

(b)	Not applicable.
(c)	Not applicable.
ITEM 10. Source and Amounts of Funds or Other Consideration.
(Reg. M-A 1007)
(a)
The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Financing of the Reclassification Transaction,” “SPECIAL FACTORS — Fees and Expenses” is hereby incorporated herein by reference.

(b)	Not applicable.
(c)	The information set forth in the proxy statement under the caption “SPECIAL FACTORS — Fees and Expenses” is hereby incorporated herein by reference.
(d)	Not applicable.

ITEM 11. Interest in Securities of the Subject Company.
(Reg. M-A 1008)
(a)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Interests of Certain Persons in the Reclassification Transaction” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “UNIT PURCHASE INFORMATION — Recent Transactions” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))
(d)
The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Quorum; Vote Required for Approval,” “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION TRANSACTION,” “SPECIAL FACTORS — Background of the Reclassification Transaction” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” and “UNIT PURCHASE INFORMATION” is hereby incorporated herein by reference.

(e)
The information set forth in the proxy statement under the captions “SPECIAL FACTORS — Background of the Reclassification” and “SPECIAL FACTORS — Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
(Reg. M-A 1010(a) and (b))
(a)
The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data” is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

•	Our Annual Report on Form 10-K for fiscal years ended September 30, 2010, including audited financial information;
•	Our Quarterly Report on Form 10-Q for fiscal quarter ended December 31, 2010, including unaudited financial information.
(b)
The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION — Selected Historical Financial Data” and “FINANCIAL INFORMATION — Pro Forma Information” is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)
(a)
The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Proposals to be Considered at the Special Meeting,” “ABOUT THE SPECIAL MEETING — Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS — Persons Making the Solicitation” is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING — Proposals to be Considered at the Special Meeting,” “ABOUT THE SPECIAL MEETING — Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS — Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.
(Reg. M-A 1011(b))
(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))
(a)	Definitive Proxy Statement, together with all amendments, appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)	Proposed Third Amended and Restated Operating Agreement. **

(f)	Not applicable.

(g)	Not applicable.

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on April 20, 2011.

**	Incorporated by reference to Appendix B of Exhibit (a).
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNITED ETHANOL, LLC
Date: April 20, 2011	/s/ Murray L. Campbell
Murray L. Campbell
Chief Executive Officer